UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-41999

Linkers Industries Limited
(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Legal Proceedings

Securities Class Actions

Linkers Industries Limited (the “Company”), has been named as one of numerous issuer defendants in three putative securities class actions filed in the Supreme Court of the State of New York, New York County: Patrick Shane Johnson, et al. v. Linkers Industries limited., et al., Index No. 153671/2026, filed on March 24, 2026 (the “Johnson Action”); Leyber Gabriel Briones, et al. v. Linkers Industries Limited., et al., Index No. 154747/2026, filed on April 13, 2026 (the “Briones Action”); and Damond Morales, et al. v. Linkers Industries Limited., et al., Index No. 159271/2026, filed on July 23, 2026 (the “Morales Action” and, collectively with the Johnson Action and Briones Action, the “Actions”).

The Actions were brought on behalf of putative classes of investors who invested in, or made investments traceable to, the initial public offerings of numerous issuers, including the Company. The complaints generally allege that the issuer defendants and their underwriters violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 by failing to disclose an alleged coordinated pattern of market manipulation involving numerous nano-cap and micro-cap companies. The complaints do not contain specific factual allegations of wrongdoing by the Company. Plaintiffs seek unspecified compensatory damages, rescission or rescissory damages, costs and expenses, and equitable or injunctive relief.

As of the date of this report, the Company has not been served in the Johnson Action or the Briones Action. Plaintiffs in the Morales Action have purportedly served the Company with a summons and complaint, and the Company intends to seek dismissal of the Morales Action as against it. If served in the Johnson Action or Briones Action, the Company intends to vigorously defend against the claims.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: August 24, 2026	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

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